UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 1-4039

The Shell Transport and Trading Company Limited
(Exact name of registrant as specified in its charter)

Shell Centre, London SE1 7NA,
England
Tel No: (011 44 20) 7934 1234
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

New York Shares representing ordinary shares
of the issuer of an aggregate nominal amount of £1.50 each
and evidenced by Depositary Receipts

Ordinary shares of 25p each
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 12h-3(b)(2)(i)	☐

Rule 12h-3(b)(2)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE SHELL TRANSPORT AND TRADING COMPANY LIMITED,
by	/s/ Mark Edwards
	Name:	Mark Edwards
	Title:	Company Secretary

Date: January 3, 2006